VUANCE RECEIVES NASDAQ NOTICE OF
MINIMUM BID PRICE NON-COMPLIANCE

Franklin, WI. – September 21, 2009 – VUANCE, Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, today announced that it has received a notice from The NASDAQ Stock Market stating that the minimum bid price of the Company's listed securities was below $1.00 per share for 30 consecutive business days, using the period beginning August 3, 2009 through September 14, 2009, and that the Company was therefore not in compliance with Marketplace Rule 5550(a)(2).

The notification letter states that the Company will be afforded a grace period of 180 calendar days, or until March 15, 2010, to regain compliance with the minimum closing bid price requirement. To regain compliance, the closing bid price of the Company's security must meet or exceed $1.00 per share for a minimum of ten consecutive business days.

If the Company does not regain compliance by March 15, 2010, NASDAQ will provide written notification to the Company that the Company's securities are subject to delisting.  Alternatively, the Company may be eligible for an additional grace period if it meets the initial listing standards, with the exception of bid price, for The Nasdaq Capital Market.  If it meets the initial listing criteria, Nasdaq Staff will notify the Company that it has been granted an additional 180 calendar day compliance period.

The Company intends to actively monitor the bid price for its securities between now and March 15, 2010, and will consider available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Franklin, WI. Its stock is listed on the NASDAQ Capital Market under the symbol “VUNC.” For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.  These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com